 **GKN PLC**

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED

2004 NOV 23 P 12: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

8 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

04046388

New GKN PLC SUPPL

Dear Sirs,

GKN plc
Purchase of own ordinary shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED

DEC 02 2004

THOMSON
FINANCIAL

Encs

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

EXPECT>MORE

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 5 November 2004 it purchased 700,000 of its ordinary shares at a price of 224.9717p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 7,900,000 of its ordinary shares in Treasury and has a total of 727,526,741 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
5 November 2004